SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act 1934

Report on Form 6-K for the month of June 2006

Hellenic Telecommunications Organization S.A.

(Translation of Registrant's name into English)

99 Kifissias Avenue

GR 15181 Amaroussion

Athens, Greece

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No ____

Enclosures:

1. Press release dated: June 22, 2006

                              HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

54th annual general assembly of shareholders

ATHENS, Greece – June 22, 2006 – Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE), the Greek full-service telecommunications provider, today held its 54th Annual General Assembly of Shareholders, during which management reviewed its full-year results fiscal year 2005 and presented its strategic objectives for 2006.

Addressing shareholders, Panagis Vourloumis, OTE Chairman and CEO, stated:

“In 2005, OTE posted a consolidated net loss of €216.8 million, while the loss at OTE S.A., the Group’s parent company and operator of its Greek fixed-line operations, was €237.2 million.  This performance is entirely due to the cost of the personnel Voluntary Retirement Plan we started implementing last year, an amount of €939.6 million, which under the newly introduced International Accounting Standards was charged to our 2005 financial statements. The actual cost of the Voluntary Retirement Plan, which will be incurred from 2006 through 2012, will have no impact on our results for these years.

At the EBITDA level, OTE S.A. posted a loss of €279.8 million in 2005, compared to profit €549.8 million in 2004, while Group EBITDA dropped to €1,131.4 million in 2005, from €1,681.7 million in the prior year. ΟΤΕ will not pay a dividend for 2005, as Greek Law precludes loss-making companies from doing so.

2005 was a year of considerable developments, chief among which were:

•

The May 25, 2005, signing of a Collective Agreement with employee representatives (OME-OTE) abolishing tenure for employees hired after that date.  This paved the way for the legislative changes (Law 3371/05) required to make OTE’s Voluntary Retirement Plan possible.  Out of a total of 5,200 employees qualifying for early retirement under the Plan, 4,859 or 93% of the total opted to leave the Company.  Together with employees leaving after completing their years of service, a total of 5,400 people will have retired from OTE S.A. between October 2005 and the end of 2006.  Implementation of the plan suffered a six-month delay due to the late signing of required Ministerial Decisions, but it is now on track and 2,132 people had retired under the Plan as of the end of May 2006.  The impact of headcount reduction on our operating costs will begin to be felt in the second half of 2006.  We are also hiring approximately 1,200 new employees, under common employment contracts, to secure the talent we will need in the future.

•

Throughout 2005, we intensified the campaign to increase broadband penetration that we had launched in late 2004.  As a result, the number of installed ADSL portals rose from about 17,000 in early 2004 to more than 400,000 in June 2006, and operating connections soared from 7,200 to near 300,000 over the same period.  This was achieved through an aggressive sales policy, attractive tariffs, and round-the-clock hard work by our engineers and other employees.  In addition to investment in materials and network support, the effort includes substantial outlays in promotion.  OTE’s target is for the number of operating connections to surpass half a million by year end and double that by the end of 2007.  Parallel efforts for providing broadband through Wifi-Wimax, or through our subsidiary Hellas Sat, are pursued in locations where conditions suit such solutions.  Recently, OTE S.A. also made optical fiber connections available under deeply discounted tariffs in order to promote the use of broadband among students throughout the country.

•

Finally, the Board of Directors of OTE approved a three-year business plan prepared with the active participation of all Departments.  For the first time, the company will be able to work towards specific targets and to accurately measure productivity and personnel performance.  The plan provides for a three-year capex budget of €945 million and for the completion of a number of projects aimed at transforming OTE, raising productivity, and reducing costs.

Major developments also took place in 2005 in other parts of the Group:

•

Cosmote assumed responsibility of all Group activities in mobile telephony following the transfer of Globul in Bulgaria and Cosmofon in FYROM, from OTE S.A., and the acquisition of a 70% stake in Cosmorom, subsequently renamed Cosmote Romania.  As a result, Cosmote now ranks among the leading European mobile operators.  OTE S.A. raised its participation in Cosmote from 58.77% to 64.37% in 2005 and to a two-thirds (67%) majority in 2006.

•

RomTelecom continued its upward course in 2005, more than doubling profits from €82.3 million in 2004 to €178.4 million last year.  Subject to market conditions, RomTelecom is planning an Initial Public Offering on the London and Bucharest Stock Exchanges in 2006, with OTE S.A. retaining its controlling interest.

•

The other subsidiaries of the Group in Greece and abroad also made further progress in 2005 with the exception of Hellas-Sat, which, despite its substantially improved operations last year, continues to show losses.

OTE intends to continue buying out minorities in its subsidiaries and to exit from activities which are not core businesses or do not fit with its general strategy.

Particular attention to training was given in 2005 with the creation of the OTE Academy, which took over all Group training programs and is also engaging in general educational activities, utilizing the excellent installations of OTE.

In 2006 we will pursue our efforts to transform OTE into a modern company able to compete in liberalized, deregulated markets.  A key priority is to upgrade the skills and motivation of all of our employees.  We aim to establish an organization based on merit, to return OTE to a position of technological leadership, and to sweep away the remnants of our legacy as a state-owned agency.

Special attention will be paid to the reorganization of OTE Estate, in order to enable it to better exploit our considerable real estate holdings, and of OTE Globe, which is responsible for the international activities of the Group.

The National Telecommunications and Post Commission will continue to have a major influence on our strategy.  Its new leadership justifies on our part a degree of guarded optimism, insofar as it has made possible the beginning of a meaningful dialogue between the Regulator and the leader of the telecommunications industry.  The aim of this dialogue, on OTE’s part, is to encourage the development of telecommunications in an environment of healthy competition, fostering new investments.

We are now almost mid-way through 2006 and we should briefly refer to two significant developments that took place in the first half of the year.

•

Cosmote has reached an agreement to acquire control of Germanos S.A. which will give the Group a strong retail organization throughout southeast Europe.  The agreement is subject to regulatory approval.

•

We have launched an international tender for the sale of OTE’s 90% interest in Armentel, a transaction which is currently in progress and could bring satisfactory results.

The performance of OTE S.A. in the first three months of 2006 was as per our Business Plan.  Revenues were marginally better than projected, but costs continue to resist and their reduction remains a top priority.

Management will continue to pursue a constructive relationship with OME-OTE and its newly elected leadership, aimed at updating the General Regulation of Personnel.  Our sole aspiration, as we enter this new phase of dialogue, is to promote the interests of all employees within a well-functioning, competitive OTE.

In 2005, OTE S.A. embarked on a very difficult task – to reduce permanent headcount by approximately one third and simultaneously carry through a transformation program and major investments.  We have made considerable progress throughout the year, and in the first months of 2006.  None of this could have been accomplished without the mobilization and efforts of all OTE employees, to whom we express our sincere appreciation.”

During today’s Annual General Assembly, amendments to articles 1, 2, 6, 9, 10, 11, 14, 15, 16, 18, 20, 21, 22, 23, 24, 26, 27, 28, 29, 35, 36 and 37, the abolition of Articles 17 and 38 as well as the new numbering of Chapters C, D and E (Articles 18 and seq.) and codification thereof have been approved.

The Annual General Assembly also approved the re-appointment of three Board members for a three-year term, following the expiry of the terms of equal number members of the eleven-member Board of Directors. They are:

1. Mr.George Bitros is a Professor of Economics and Chair of the Faculty of Economic Sciences at the Economic University of Athens. He holds a Batchelor's degree from ASOEE and a PhD from the University of New York. He has specialized in microeconomics, industrial organization and cost-benefit theories. He has authored a number of books, monographs and papers, published in journals and magazines of international repute by both foreign and Greek publishers.

2. Mr.Charalambos Dimitriou was born in 1956 in Athens. He is a graduate of the Law School of the Athens University and also holds graduate degree (L.L.M.) from the London School of Economics. He was admitted to the Athens Bar in 1981 and is admitted to the Athens Court of Appeals as well as the Supreme Court of Greece. He has served as legal advisor in companies and organizations. At the present he also serves as special Legal Advisor to the Minister of Finance.

3. Ms. Xeni Skorrini-Paparrigopoulou holds a Law Degree from the University of Athens. She has done postgraduate studies (DESE) at the Centre des Etudes Europeennes of the University of Nancy (France) and she holds a Ph.D. in Common Law from the University of Athens. Since 2000 she has been teaching common law at the same university and since 2002 she has been Chair of the CJFA of the Council of Europe.

Following the conclusion of the Annual General Assembly, OTE’s Board of Directors now comprises the following members:

Panagis Vourloumis

Chairman and CEO

Executive member

Iakovos Georganas

Vice-Chairman

 Non-executive member

Theodoros Veniamis

Non-executive member

Ilias Gounaris

Non-executive member

George Gerapetritis

Non-executive member

 Independent

Haralambos Dimitriou

Non-executive member

George Bitros

Non-executive member

Xeni Skorrini-Paparrigopoulou Non-executive member

Independent

Nikos Stefanou

Non-executive member

Panagiotis Tabourlos

Non-executive member

Independent

George Tzovlas

Non-executive member

Independent

Shareholders also approved:

▪

The 2005 annual financial statements of OTE S.A. and the 2005 consolidated financial statements of OTE Group

▪

The exemption of the members of the Board of Directors as well as the Auditors from any compensation liability for the fiscal year 2005

▪

The appointment of KPMG Chartered Accountants S.A. as Statutory Auditors for the fiscal year 2006

▪

The 2005 and the proposed 2006 compensation of the CEO, the members of the Board of Directors, the Audit Committee and the HR Remuneration Committee

▪

The renewal of the draft agreement for the covering of civil liability of members of the Board of Directors and the company’s executive management in the exercise of their responsibilities, duties or powers. Authorization to conclude said agreement

▪

Within the context of OTE’s corporate social responsibility program, the free disposal of fully depreciated capital assets of OTE S.A, to municipalities, communities, prefectures, public entities, schools, and generally, institutions that promote social programs and activities as well as authorization to the CEO to implement the above.

▪

The terms and conditions of a contract (and authorization to conclude same) with the Faculty of Finance of the Athens University. (Project Manager on behalf of the Athens University will be a member of the Board of Directors of OTE).

Resolutions relating to the cancellation of 432,490 treasury shares, and the proposed amendments to Articles 5, 25 and 33 could not be approved in this Assembly, reflecting the absence of a two-thirds quorum, which is required by law and OTE’s Articles of Association pertinent to the reduction of share capital. For this purpose the General Assembly will reconvene.

About OTE

OTE Group is Greece's leading telecommunications organization and one of the pre-eminent players in Southeastern Europe, providing top-quality products and services to its customers.

Apart from serving as a full service telecommunications group in the Greek telecoms market, OTE Group has also expanded during the last decade its geographical footprint throughout South East Europe, acquiring stakes in the incumbent telecommunications companies of Romania, Serbia and Armenia, and establishing mobile operations in Albania, Bulgaria, the Former Yugoslav Republic of Macedonia and most recently in Romania.  At present, companies in which OTE Group has an equity interest employ over 35,000 people in seven countries, and our portfolio of solutions ranges from fixed and mobile telephony to Internet applications, satellite, maritime communications and consultancy services.

Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE’s American Depository Receipts (ADR’s) represents ½ ordinary share.

Additional Information is also available on http://www.ote.gr.

Contacts:

OTE:

Dimitris Tzelepis- Head of Investor Relations

Tel: +30 210 611 1574, Email: dtzelepis@ote.gr

Daria Kozanoglou – Communications Officer, Investor Relations

Tel: +30 210 611 1121, Email: nkozanoglou@ote.gr

Marilee Diamanti - IR Coordinator

Tel: +30 210 611 5070, Email: mdiamant@ote.gr

Christina Hadjigeorgiou-Financial Analyst

Tel: +30 210 611 1428, Email: cchatzigeo@ote.gr

Forward-looking statement

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2004 filed with the SEC on June 30, 2005. OTE assumes no obligation to update information in this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hellenic Telecommunications Organization S.A.

Date: June 22, 2006

By: /s/ Iordanis Aivazis

-----------------------------------------

Name: Iordanis Aivazis

Title: Chief Financial Officer

End of Filing